GIOVANNI CARUSO Partner
345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

June 7, 2022

Jim Lopez

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Embrace Change Acquisition Corp.

Registration Statement on Form S-1

Filed on May 24, 2022

File No. 333-265184

Dear Mr. Lopez:

On behalf of our client, Embrace Change Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated June 2, 2022 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amendment No. 1”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles    New York    Chicago    Nashville    Washington, DC    San Francisco    Beijing    Hong Kong    www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Jim Lopez U.S. Securities & Exchange Commission June 7, 2022 Page 2

Registration Statement on Form S-1 filed May 24, 2022

Cover Page

1.

Please provide prominent disclosure about the legal and operational risks associated with a majority of your directors and officers based in or having significant ties to China. Your disclosure should make clear whether these risks could result in a material change in your search for a target company and/or the value of the securities you are registering for sale. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: The disclosure on the cover page and on page 2 has been revised in response with the Staff’s comments.

2.

Please expand your prospectus cover page to discuss the Holding Foreign Companies Accountable Act and disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted.

Response: As noted in the revised disclosure in response to comment 1, the Company is located in the United States and has an auditor based in the United States and is therefore not subject to the Holding Foreign Companies Accountable Act.

Summary, page 1

3.

In your summary of risk factors, disclose the risks that the majority of your directors and officers being based in or having significant ties to China pose to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your search for a target company or completion of your initial business combination at any time, which could result in a material change in your operations and/or the value of the securities you are registering for sale.

Response: Because the Company is located in the United States, a majority of its officers and directors are in the United States (and the two members of management who are in China are French citizens), its auditor is in the United States, it does not conduct business in China and will not conduct business in China, there are no risks associated with Chinese laws or regulations, and there is no risk that the Chinese government could intervene in or influence the Company’s search for a target business.

Jim Lopez U.S. Securities & Exchange Commission June 7, 2022 Page 3

4.

Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response: Because the Company is located in the United States and its auditor is located in the United States, the PCAOB can completely inspect and investigate the Company’s auditor. Therefore, the Company’s auditor is not subject to the determinations announced by the PCAOB on December 16, 2021.

5.

Disclose each permission or approval that your officers and directors are required to obtain from Chinese authorities to search for a target company. State whether your directors and officers are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if your officers and directors (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: Because the Company is located in the United States, a majority of its officers and directors are in the United States (and the two members of management who are in China are French citizens), its auditor is in the United States, it does not conduct business in China and will not conduct business in China, no permissions or approvals are required to be obtained by the Company in connection with its search for a target business.

Risk Factors, page 23

6.

Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response: As noted in the revised disclosure in response to comment 1, the Company is located in the United States and has an auditor based in the United States and is therefore not subject to the Holding Foreign Companies Accountable Act.

Jim Lopez U.S. Securities & Exchange Commission June 7, 2022 Page 4

7.

Given the Chinese government’s significant oversight and discretion over the conduct of your directors’ and officers’ search for a target company, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering.

Response: Because the Company is located in the United States, a majority of its officers and directors are in the United States (and the two members of management who are in China are French citizens), its auditor is in the United States, it does not conduct business in China and will not conduct business in China, there are no risks associated with Chinese laws or regulations, and there is no risk that the Chinese government could intervene in or influence the Company’s search for a target business.

8.

In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your officers and directors or their search for a target company, and to what extent you believe that your officers and directors are compliant with the regulations or policies that have been issued by the CAC to date.

Response: Because the Company is located in the United States, a majority of its officers and directors are in the United States (and the two members of management who are in China are French citizens), its auditor is in the United States, it does not conduct business in China and will not conduct business in China, the CAC regulations does not impact the Company and the Company’s officers and directors are not required to be compliant with the regulations and policies of the CAC.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso

Partner